Exhibit 23

Independent Auditors’ Consent

The Board of Directors

Independent Bank Corp.:

We consent to the incorporation by reference in the Registration Statements on Forms S-8 (No. 33-27999, 33-13158, 33-50770, 33-65114, 33-75530, 33-60293, 33-04259, 333-27169, 333-31107 and 333-82998) of Independent Bank Corp. and subsidiaries of our report, dated May 16, 2003, relating to the statements of net assets available for benefits of The Rockland Trust Company Employee Savings and Profit Sharing Plan and Trust as of December 31, 2002 and 2001, the related statement of changes in net assets available for benefits for the year ended December 31, 2002, and the supplemental schedule of assets (held at end of year), which report appears in the December 31, 2002 Annual Report on Form 11-K of The Rockland Trust Company Employee Savings and Profit Sharing Plan and Trust.

/s/ KPMG LLP

Boston, Massachusetts

June 27, 2003